November 15, 2012

Via Email and EDGAR

Daniel L. Gordon, Branch Chief
William Demarest, Staff Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

       Re:      Resource Real Estate Opportunity REIT, Inc.
       Form 10-K for the Fiscal Year Ended December 31, 2011
       Filed March 30, 2012
       File no.: 0-54369

Dear Mr. Gordon and Mr. Demarest:

We are writing this letter in response to your comment letter of November 1, 2012 regarding the Form 10-K of Resource Real Estate Opportunity REIT, Inc. (the “Company”) for the year ended December 31, 2011.

We appreciate the opportunity to speak with you this morning about your comment.  As we discussed, the Company will be submitting a letter to the Division of Corporation Finance, Chief Accountant’s Office describing certain assets in our portfolio and requesting relief from the application of Rule 8-06 of Regulation S-X with respect to those assets if the SEC Staff determines that such rule is applicable.  Accordingly, we would provide a response to your letter within ten business days after receipt of a final response to our request from the Office of the Chief Accountant.

If you need any additional information, or if we can be of any further assistance, please call me at (215) 717-3370.

Sincerely,

/s/ Steven R. Saltzman
Steven R. Saltzman
Chief Financial Officer